SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For additional information contact:
Luciana Paulo Ferreira CSN – Investor Relations (5511) 3049-7591 luferreira@csn.com.br www.csn.com.br	Bovespa: CSNA3 R$134.01/thousand shares NYSE: SID US$45.45/ADR (1 ADR=1,000 shares) Shares Outstanding = 71.7 billion Market Capitalization: R$9.6 billion Prices as of 05/06/2004

CSN ANNOUNCES 1Q04 CONSOLIDATED RESULTS

São Paulo, Brazil, May 07, 2004 – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its first quarter results (1Q04), in accordance with the Brazilian Corporate Law and which is denominated in Reais. The comments included in this press release, unless otherwise stated, refer to consolidated results and comparisons to the first quarter of 2003 (1Q03) . The US dollar/Real exchange rate on March 31, 2004 was R$2.9086.

Message from Benjamin Steinbruch, CEO and Chairman

“The steel industry globally is going through an exceptional moment. In some regions, prices are up 70% in comparison to the end of 2003. This increase, at first sustained by the increased demand in Asia ( China ), is now also driven by internal growth in the United States and Europe . In the supply side, the raw materials shortage as well as the higher prices for iron ore, coal and coke are limiting crude steel output increases. In spite of the recent movement of profit taking in steel companies' shares all over the world, the outlook for prices is very positive, with higher levels than the ones recorded in 2003.

CSN has already began to show the market that it has everything to fully benefit from this momentum , due to its integration and growth opportunities, mainly because it's also an iron ore producer, its results-driven management and its highly competitive and advanced-technology facilities. In this first quarter, net and Ebitda margins showed an increase compared to the previous quarter, getting back to the 45% level expected for the consolidated entity. The Brazilian market increased almost 8% in this quarter, showing that Brazil and the steel industry are overcoming the estimated results.

I believe that CSN will reward the confidence of those investors that kept their positions even in the low market and it will show a superior performance in 2004.”

Consolidated Results

	1Q			4Q
	2004	2003	Chg. %	2003	Chg.%
Crude Steel Production	1,355	1,272	6.5	1,350	0.4
Sales Volume (000 tons)	1,138	1,092	4.2	1,466	(22.4)
Domestic Market	776	730	6.3	897	(13.5)
Export Market	362	362		569	(36.4)
Net Revenues (steel products) (R$/t)	1,534	1,348	13.8	1,282	19.7
Financial Data (R$ million)
Net Revenue	1,865	1,585	17.7	2,022	(7.8)
Gross Profit	841	821	2.4	806	4.3
EBITDA	833	788	5.7	732	13.8
Net income (loss)	333	397	(16.1)	315	5.7

	Mar/04	Dec/03	Mar/03
Net Debt R$ MM	4,729	4,908	4,586

EBITDA Reconciliation to Operating Income before Financial and Equity Results

	1Q		4Q
	2004	2003	2003
EBITDA	833	788	732
Depreciation	(180)	(133)	(203)
Other operating expenses	5	18	(202)
Operating income before Fin.and equity	658	672	327

Production and Production Costs

•  Production

Output volumes for the first quarter of 2004 reached 1.4 million tons of crude steel and 1.3 million tons of rolled finished products, representing a growth rate of 6.5% and of nearly 20%, respectively, in relation to the same period of the previous year. This growth is the result of improved operating performance of revamped equipment (Blast Furnace #3 and Hot Strip Mill #2).

•  Production Costs (Parent Company)

Total production costs were 33% higher in relation to 1Q03, following higher consumption of outsourced hot rolled coils (accounting for R$36 million of the increase) to supply CSN Paraná and fulfill the demand of coated products customers, and higher prices and consumption for outsourced coke (R$55 million) and scrap (R$10 million). Another significant issue was the higher depreciation costs (R$44 million) related to the asset revaluation effected in April 2003 and to the incorporation of CISA's assets, currently CSN Paraná.

In the 1Q04 production costs breakdown, when compared to 4Q03, we highlight the stable coal and coke (included in raw material in the graph) share of 23% of total costs in both periods, as well as the share of dollar denominated or dollar linked costs, which held steady at 36% of cash costs (without depreciation) in the period. For further information see ‘Outlook’ on page 4.

Net Revenues

Sales volumes of finished products and slabs reached 1.1 million tons in the quarter, up 4.2% in relation to the same period of last year. In the domestic market, sales rose 6.3%, representing 68% of total sales in the quarter. In the same comparison, export sales remained stable. In comparison to 4Q03, seasonal demand and the strategy of increasing inventories, in expectation of better pricing in 2Q04, resulted in a 22% decrease in volumes sold.

Consolidated net revenues grew 17.7%, reaching R$ 1,865 million, due to higher average prices in both domestic and external markets and to slightly higher volumes. Domestic sales represented 69% of total net revenues in the quarter, in line with the same period of the previous year.

In the parent company, the Asian market, which represented 60% of our exports in 4Q03, decreased 23% in 1Q04, mainly following the increase of sales to the USA due to slabs exports to CSN LLC, increasing NAFTA's share to 27%. Europe 's share also rose to 34% due to sales of hot coils to Lusosider. While comparable figures are not yet available on a consolidated basis and as CSN LLC and Lusosider sales are destined to their respective regions, CSN believes that consolidated sales will show substantially the same distribution.

Gross Profit, Operational Income and EBITDA

•  Gross Profit

Gross profit for 1Q04 increased by R$19.5 million in relation to 1Q03. Gross margin, however, fell 6.7 percentage points (p.p.), from 51.8% in 1Q03 to 45.1% in 1Q04. This reduction is due to the lower average exchange rate for exports in 2004 and higher production costs on a per ton basis, being partially offset by higher prices. In relation to 4Q03, gross margin rose 5.2 p.p., following improved pricing and sales mix in 1Q04.

•  Operational Income

In 1Q04, operational income reached R$658 million compared to R$672 million in 1Q03, reflecting the increase in operating expenses, mainly due to higher freight costs for exports. In relation to the previous quarter, the R$330 million increase is mainly due to lower contingencies provisions recorded as other operating expenses and to lower provisions for doubtful accounts in 1Q04, as a result of a non-recurring adjustment in 2003 for CSN Energia's Wholesale Energy Market (MAE) receivables.

•  EBITDA

EBITDA amounted to R$833 million, a 5.8% growth in relation to the R$788 million recorded in the same period of last year. EBITDA margin (EBITDA divided by net revenues) decreased from 49.7% to 44.7%, or 5.0 p.p. due to the impact of the lower average exchange rate for exports and higher production and freight costs. Compared to 4Q03, EBITDA margin grew 8.5 p.p., in line with gross profit and reflecting the lower provisions for doubtful accounts.

Financial Results

Financial results (which include financial revenues and expenses as well as net exchange and monetary variation, but exclude amortization of deferred exchange losses) totaled an expense of R$175.6 million in the quarter, compared to an expense of R$50.1 million in the same period of 2003. The main reason for this result is the extraordinary gains arising from renegotiations of swaps in 1Q03.

Deferred Exchange Losses : Total amortization of deferred 2001 exchange losses was of R$28 million in 1Q04, compared to R$35 million in 1Q03. The balance to be amortized in 2004 is R$76 million.

Net Income

As a consequence of the above-mentioned effects, consolidated net income was R$333.3 million in 1Q04, 16% below the R$396.5 million net income recorded in the previous year and 5.8% higher than that of 4Q03.

Net Debt/EBITDA = 1.4 times

On March 31, 2004, consolidated net debt was R$4,729 million, R$179 million below the R$4,908 million net debt recorded in the end of 2003. This net debt reduction was limited by the increase in working capital, following the strategic increase in inventories and the payment of income tax and social contribution related to fiscal year 2003, since net income recorded by offshore companies are only charged at the end of the year and paid in the beginning of the following period.

The low nominal cost of gross debt denominated in US Dollars, along with the net exchange variation effect and the result obtained with hedging instruments, resulted in consolidated net debt cost in Reais equivalent to 81% of CDI (interbank deposit rates), an improvement in relation to the 100% of CDI expected by the Company.

Current net debt/annualized EBITDA ratio reached 1.4x, in line with the expectations announced in the 2003 result conference call. The Company expects to keep this ratio between 1.0 and 1.2 times 2004 EBITDA.

Capex

In 1Q04, total capital expenditures were R$104 million. The highlight, once more, was the capex related to CSN Paraná, besides projects related to maintaining the operating and technological excellence of our facilities.

Recent Events

  On April 27, 2004, the Board of Directors approved a Share Buyback Program, for a 90-day period, starting on April 28, of up to 1,176,470 lots of one thousand shares (4,705,880 shares after giving effect to the share split and regrouping referred to in the next paragraph), pursuant to the limits and provisions set on CVM Instruction # 10/80.

  On April 29, 2004, CSN approved in its General and Extraordinary Shareholders' Meetings, the proposal of the Board of Directors of 03/30/2004, to split and regroup the shares representing its capital, after which, each trading lot of 1,000 former shares will be represented by 4 shares. The ADRs will effectively be split 4-for-one, and each ADR will represent one share after giving effect to the split and regrouping.

  At the shareholders' meeting also approved:

    the payment of (i) R$245,521,000, as interest on equity; and (ii) R$471,779,000.00, as dividends, to be paid as of June 11, 2004.

    the reelection of the members of the Board of Directors and the election of 2 additional members, Darc Antonio da Luz Costa and Yoshiaki Nakano.

Outlook

We reiterate our expectations of domestic market growth for 2004, resulting in a mix of 65% of sales for the domestic market and 35% for exports. We believe international prices will remain sound at least until 3Q04. The current spread between international and domestic markets is in the range of US$ 70 to US$ 100/t for lower value-added products – slabs and hot and cold coils.

In relation to costs, coke prices still present an upward trend, which led CSN to announce the use of natural gas, instead of outsourced coke, in its blast furnaces, since natural gas in Brazil has a stable price. As of 4Q04, the Company will have replaced all third-party coke with natural gas. The price hikes for coal will start to impact the results as soon as the 2Q04. The increase in coal prices is expected to reach around 50%. Freight tariffs have shown a stabilizing trend since the beginning of the year. Therefore, we expect to keep our consolidated margins above 45%.

Conference Call for the 1 st Quarter of 2004

CSN will host conference calls to discuss 1 st quarter of 2004 results today, May 7, 2004, under the following schedule:

Conference Call in English May 7, 2004 – 12:30 p.m. Eastern Time / 1:30 p.m. Brasília time US: (877) 234-1973 International: (1-973) 582-2734 Conference Call ID: CSN or 4755239	Conference Call in Portuguese May 7, 2004 – 3:00 p.m. (Brasília time) (55-11) 2101-1490 Conference Call ID: CSN

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex formed by investments in infrastructure and logistics, that combines, in its operation, captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.8 million tons of crude steel and consolidated gross revenues of R$ 8.3 billion reported in 2003, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Message from CEO” and “Outlook”, the expected nominal cost of gross debt compared to CDI and the expected ratio at 2004 year-end of net indebtedness to EBITDA. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Five pages of tables follow

INCOME STATEMENT Consolidated - Corporate Law - In thousands of R$ Limited Revision

	1Q04	4Q03	1Q03

Gross revenue	2,261,816	2,393,331	1,875,335
Gross revenue deductions	(396,666)	(371,689)	(290,164)
Net revenue	1,865,150	2,021,642	1,585,171
Domestic Market	1,283,828	1,348,162	1,097,089
Export Market	581,322	673,480	488,082
Cost of goods sold (COGS)	(1,024,309)	(1,215,283)	(763,837)
COGS, excluding depreciation	(854,693)	(1,022,786)	(639,850)
Depreciation allocated to COGS	(169,616)	(192,497)	(123,987)
Gross Profit	840,841	806,359	821,334
Gross Margin (%)	45.1%	39.9%	51.8%
Selling expenses	(122,821)	(197,417)	(101,847)
General and administrative expenses	(54,594)	(69,438)	(55,935)
Depreciation allocated to SG&A	(10,602)	(10,967)	(9,082)
Other operating income (expense), net	4,726	(201,483)	17,990
Operating income before financial and equity interest	657,550	327,054	672,460
Net financial result	(203,809)	(376,733)	(84,873)
Financial expenses	(290,067)	(500,455)	(164,269)
Financial income	167,436	69,780	(124,655)
Monetary and foreign exchange loss	(53,009)	85,326	238,792
Defferral of foreign exchange loss	(28,169)	(31,384)	(34,741)
Equity interest in subsidiaries	7,449	(33,648)	(45,569)
Operating Income (loss)	461,190	(83,327)	542,018
Non-operating income (expenes) Net	339	49,779	(5,320)
Income Before Income and Social Contribution Taxes	461,529	(33,548)	536,698
(Provision)/Credit for income tax	(90,251)	316,208	(121,430)
{Provision)/Credit for social contribution	(37,993)	32,368	(18,719)
Net income	333,285	315,028	396,549
EBITDA	833,042	732,001	787,539
EBITDA margin (0/0)	44.7%	36.2%	49.7%

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals. For a breakdown of these amounts, see Note 22 of the financial statements.

EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

INCOME
Parent Company - Corporate Law - In thousands of R$ - Limited

	1Q04	4Q03	1Q03

Gross revenue	1,912,141	1,989,773	1,645,432
Gross revenue deductions	(323,783	(318,085	(253,398
Net revenue	1,588,358	1,671,688	1,392,034
Domestic Market	1,209,362	1 ,223,002	1,011,223
Export Market	378,996	448,686	380,811
Cost of goods sold (COGS)	(863,101)	{972,897	{699,744
COGS, excluding depreciation	(707,036	(799,279	(582,092
Depreciation allocated to COGS	(156,065	(173,618	(117,652
Gross Profit	725,257	698,791	692,290
Gross Margin (%)	45.7%	41.8%	49.7%
Selling expenses	(57,834)	(85,372	(46,085
General and administrative expenses	(41,598)	(50,670	(47,127
Depreciation allocated to SG&A	(7,337)	(5,246)	(7,089)
Other operating income (expense). Net	(11,072)	(140,537	24,951
Operating income before financial and equity interest	607,416	416,966	616,940
Net financial result	(374,435	(529,400	(15,976
Financial expenses	(300,320	(503,006	(182,333
Financial income	32,371	(59,738	(137,282
Monetary and foreign exchange loss	(78,985)	64,061	337,712
Defferral of foreign exchange loss	(27,501)	(30,717	(34,073
Equity interest in subsidiaries	242,194	10,789	(51,309
Operating Income (loss)	475,175	{101,645	549,655
Non-operating income (expenes. Net	(54)	49,246	(5,401)
Income Before Income and Social Contribution Taxes	475,121	(52,399)	544,254
{Provision)/Credit for income tax	(89,868)	338,123	(120,187)
{Provision)/Credit for social contribution	(37,894)	40,251	(18,035)
Net income	347,359	325,975	406,032
EBITDA	781,890	736,367	716,730
EBITDA Margin (%)	49.2%	44.0%	51.5%
Additional Information
Deliberated Dividends and Interest on Own Capital		717,300
Number of Shares - thousands	71,729,261	71,729,261	71,729,261
Earnings (Loss) per 1,000 shares - R$	4.84	4.54	5.66

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals. For a breakdown of these amounts, see Note 22 of the financial statements.

EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

BALANCE SHEET
Corporate Law - thoushands of R$ - Limited Revision

	Parent Company		Consolidated
	31/03/2004	31/12/2003	31/03/2004	31/12/2003

Current Assets	5,444,298	5,507,669	6,670,519	6,775,380
Cash and marketable securities	2,316,338	2,193,171	3,776,666	3,879,672
Trade accounts receivable	1,682,192	1,740,091	1,201,385	1,114,111
Inventory	832,916	642,435	1,066,916	891,807
Other	612,852	931,972	625,552	889,790
Long-term assets	3,266,334	3,162,132	2,043,083	1,964,670
Permanent asstes	15,753,321	15,640,981	13,652,179	13,782,155
Investiments	3,120,001	2,879,772	245,139	241,783
PP&E	12,333,522	12,430,298	13,034,186	13,134,055
Deffered	299,798	330,911	372,854	406,317
Total Assets	24,463,953	24,310,782	22,365,781	22,522,205
Current Liabilities	3,984,296	4,551,745	4,137,661	4,542,518
Loans and financing	2,116,801	2,368,487	2,295,650	2,386,771
Dividends Payable	717,603	717,608	717,603	717,608
Other	1,149,892	1,465,650	1,124,408	1,438,139
Long-term liabilities	12,689,366	12,316,105	10,442,419	10,553,809
Loans and financing	7,718,318	7,446,565	6,379,313	6,570,642
Deffered income and social contribution taxes	2,390,460	2,422,146	2,426,940	2,460,007
Other	2,580,588	2,447,394	1,636,166	1,523,160
Future periods results	-	-	34,967	6,496
Shareholders' Equity	7,790,291	7,442,932	7,750,734	7,419,382
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	17,319	17,319	17,319	17,319
Revaluation reserve	4,946,563	5,008,072	4,946,563	5,008,072
Retained earnings	1,145,462	736,594	1,105,905	713,044
Totalliabilites and shareholders' equity	24,463,953	24,310,782	22,365,781	22,522,205

EXCHANGE RATE
In R$/US$

	1Q03	2Q03	3Q03	4Q03	1Q04
End of Period	3.3531	2.8720	2.9234	2.8892	2.9086
% change	-5.1	-14.35	1.79	-1.17	0.7
Acumulated (%)	-5.1	-18.7	-17.3	-18.2	0.7

SALES VOLUME
Consolidated - thousand of tons

	1Q04	4Q03	1Q03
DOMESTIC MARKET	776	897	730
Hot rolled	262	340	245
Cold rolled	181	184	180
Galvanized	162	164	130
Tim mill products	157	185	162
Slabs	14	24	13
EXPORT MARKET	362	569	362
Hot rolled	136	216	98
Cold rolled	20	40	22
Galvanized	123	149	58
Tim mill products	83	90	65
Slabs	0	74	120
TOTAL	1,138	1,466	1,092
Hot rolled	398	556	343
Cold rolled	201	224	202
Galvanized	285	313	188
Tim mill products	240	275	227
Slabs	14	98	132

SALES VOLUME
Parent Company - thousands of tons

	1Q04	4Q03	1Q03
DOMESTIC MARKET	761	873	731
Hot rolled	262	340	247
Cold rolled	170	172	180
Galvanized	159	156	128
Tim mill products	156	180	163
Slabs	14	25	12
EXPORT MARKET	297	475	352
Hot rolled	159	247	96
Cold rolled	1	25	21
Galvanized	20	52	51
Tim mill products	74	76	64
Slabs	43	75	120
TOTAL	1,058	1,348	1,083
Hot rolled	421	587	344
Cold rolled	172	197	201
Galvanized	179	208	179
Tim mill products	230	256	227
Slabs	57	100	132

NET SALES PER UNIT
Consolidated - In R$/ton

	1Q04	4Q03	1Q03
TOTAL	1,534	1,282	1,348
Hot rolled	1,194	979	1,027
Cold rolled	1,299	1,232	1,277
Galvanized	1,821	1,519	1,676
Tim mill products	2,009	1,857	1,913
Slabs	590	736	853

NET SALES PER UNIT
Parent Company - In R$/ton

	1Q04	4Q03	1Q03
TOTAL	1,409	1,236	1,205
Hot rolled	1,071	894	911
Cold rolled	1,376	1,130	1,149
Galvanized	1,762	1,511	1,527
Tim mill products	1,860	1,719	1,700
Slabs	1,081	660	767

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.